AP EVENT INC.
                                Husovo namesti 7,
                              Okres Praha - Zapad,
                              Czech Republic 25301
                                Tel. 702-970-3370


October 7, 2015

Mr. Ryan Adams
United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549


Re: AP Event Inc.
    Registration Statement on Form S-1
    Filed September 3, 2015
    File No. 333-206745

Dear Mr. Adams,

     AP Event Inc. (the "Company") herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated September 30, 2015 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on September 3, 2015.

     In   addition   to  the  Amended   Registration   Statement,   the  Company
supplementally responds to all the Commission's comments as follows (the term "our" or "we" as used herein refers to the Company):

GENERAL

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We acknowledges yours comment and respectfully submit that we have not provided, nor have authorized anyone to provide, written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act.

2. Based on the information provided in your filing, it appears that you are a shell company as defined in Rule 405 under the Securities Act. We note that you have minimal assets, no revenues to date and appear to have no or nominal operations. Please disclose that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares. Throughout the prospectus discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

RESPONSE: We do not believe that AP Event Inc. is a "shell company" as defined in Securities Act Rule 405 of Regulation C under the Securities Act, as amended. Rule 405 of Regulation C defines a "shell company" as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that AP Event Inc. can be classified as having "no or nominal operations". Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, AP Event Inc. devoted a significant amount of time to the development of its business. In furtherance of the planned business, AP Event Inc. investigated the market demand for tour agencies providing individual and group leisure tours to large music festivals. Additionally, we have started to negotiate agreements with potential customers and have already signed the first agreement with Dnihlujis A Partneri on August 19, 2015 and were prepaid $3,000 according to agreement. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having "no or nominal operations".

PROSPECTUS SUMMARY, PAGE 3

3. We note your disclosure on the cover page that your auditor has issued a going concern opinion and your disclosure here that you do not currently have any arrangements for additional financing. Please revise to disclose your cash on hand as of the most recent practicable date, your monthly post-offering "burn rate" and the month you will run out of funds without additional capital. Please also update your cash on hand with any subsequent amendment, as applicable.

RESPONSE: We have revised to disclose our cash on hand as of the most recent practicable date, our monthly post-offering "burn rate" and the month we will run out of funds without additional capital. We have also updated our cash on hand in the amendment #1 to the S-1 registration statement and we will update this information in all amendments in the future, as applicable.

RISK FACTORS, PAGE 5

RISKS RELATED TO OUR BUSINESS, PAGE 5

WE ARE IN A COMPETITIVE MARKET, PAGE 7

4. Please also briefly address that travelers are able to plan and book their own trips, without using a travel agency.

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
RESPONSE: We have briefly addressed that travelers are able to plan and book their own trips, without using a travel agency.

BECAUSE OUR SOLE OFFICER AND DIRECTOR WILL OWN, PAGE 8

5. Please also include the risk that your sole officer and director may be able to influence the authorization of additional stock, if applicable.

RESPONSE: We have included the risk that our sole officer and director may be able to influence the authorization of additional stock

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 14

PLAN OF OPERATION, PAGE 16

OFFICE, PAGE 16

6. Please clarify what you mean by being able to purchase additional equipment with "advanced features" or more "advanced equipment." Please briefly explain the advanced features that you anticipate this equipment will have.

RESPONSE: We have clarified what we mean by being able to purchase additional equipment with "advanced features" or more "advanced equipment." We have briefly explained the advanced features that we anticipate the equipment will have.

SALESPERSON, PAGE 17

7. We note the disclosure relating to hiring a salesperson during the time frame of 6 to 12 months. Please clarify what is meant by the range of $10,000 to $30,000 for a salesperson. For instance, explain if you will hire more people if you raise the full amount or if you anticipate that one person may work less hours if the full amount is not raised.

RESPONSE: We have clarified what we meant by the range of $10,000 to $30,000 for a salesperson. We have explained in the paragraph that we will hire more than one salesperson in case 75% and 100% of the shares sold.

DESCRIPTION OF BUSINESS, PAGE 19

8. Please briefly explain what you have done so far in regards to getting your business started and the time frames involved for what you have done so far. In this regard, we note your disclosure in the Management's Discussion and Analysis section on page 18 that you have recently started operations. Please reconcile this with your disclosure on the cover page that you "do not have sufficient capital to commence operations." Please clarify throughout as to what stage of operations the company is.

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
RESPONSE: We have explained what we have done so far in regards to getting our business started and the time frames involved for what we have done so far. We have changed our disclosure on the cover page that "we do not have sufficient capital to commence operations" to "we do not have sufficient capital for operations". We have reconciled our business activity to date to our disclosure that we do not have sufficient capital to commence operations. We have clarified throughout as to what stage of operations the company is.

9. We note your disclosure that your goal is to arrange tours for European citizens around Europe. Please clarify if you have selected a city or region to begin your sales. If not, please make that clear.

RESPONSE: We have clarified the countries where we plan to begin your sales.

10. We note your reference on page 20 to "the price of transfer." Please revise to explain what this term means, as this will help investors determine how you expect to generate profit.

RESPONSE: We have revised to explain what "the price of transfer." means.

REVENUE, PAGE 21

11. Please revise this section to describe in greater detail how you will generate revenues. For example, disclose whether you have determined a premium you expect to charge over the fixed costs of your tickets.

RESPONSE: We have revised to describe in greater detail how we will generate revenues.

PLAN OF DISTRIBUTION, PAGE 26

12. Please explain to us why you have included the conditions of both paragraphs
(a)(4)(ii) and (a)(4)(iii) of Rule 3a4-1 under the Exchange Act of 1934.

RESPONSE:  In response to this  comment we have  deleted the  conditions  of the
(a)(4)(iii) paragraph of Rule 3a4-1 under the Exchange Act of 1934.

ITEM 16. EXHIBITS, PAGE II-2

13. Please file the subscription agreement for the offering as an exhibit.

RESPONSE: We have filed the form of subscription agreement for the offering as an Exhibit 99.1.

Please direct any further comments or questions you may have to the company at savdengroup@yandex.com

Thank you.

Sincerely,


/s/ August Petrov
-------------------------------
August Petrov, President

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